United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 12b-25

Notification of Late Filing

(Amendment No. 0)*

OMB Number 3235-0058	SEC File Number 002-96666	CUSIP Number 137003 20 8
(Check one):	Form 10-K	Form 20-F	Form 11-K	√	Form 10-Q	Form 10-D	Form N-SAR
Form N-CSR
	For Period Ended:	January 31, 2012
Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

CANAL CAPITAL CORP
Full Name of Registrant
N/A
Former Name if Applicable
4 Morris Street
Address of Principal Executive Office (Street and Number)
Port Jefferson Station, New York 11776
City, State and Zip Code

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

√	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The compilation, dissemination and review of the information required to be presented in the Form 10-Q for the period ending January 31, 2012 could not be completed and filed by March 16, 2012 without undue hardship and expense to the registrant. Due to past financial constraints, the registrant’s financial statements for the fiscal years ended October 31, 2011, 2010 and 2009, and for the interim fiscal quarters have not been audited or reviewed by an independent auditor. In February 2012, the registrant received notice from the SEC of its obligation to file audited and reviewed financial statements with its periodic reports and the registrant’s auditors are in the process of auditing the registrant’s financial statements for the foregoing periods in accordance with this notice. The registrant expects that its auditors will review the financial data in the Form 10-Q for the period ending January 31, 2012 after completion of this audit. The registrant has requested from the SEC sufficient time to become compliant with a filing proposed to be made by registrant on or about August 31, 2012.

Part IV - Other Information

  Name and telephone number of person to contact in regard to this notification

Reginald Schauder	(631)	234-0140
(Name)	(Area Code)	(Telephone Number)

  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

Yes	No	√
  If answer is no, identify report(s).
  • Form 10-K for the fiscal year ended October 31, 2011 did not include audited financial data
  • Form 10-Q for the fiscal quarter ended July 31, 2011 did not include reviewed financial data
  • Form 10-Q for the fiscal quarter ended April 30, 2011 did not include reviewed financial data
  • Form 10-Q for the fiscal quarter ended January 31, 2011 did not include reviewed financial data

  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes	No	√
  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Canal Capital Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized

Date:	03-15-2012	By /s/	Reginald Schauder	Title:	Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

Attention

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).